A B G AMASS BRANDS GROUP

OPPORTUNITY   BUSINESS MODEL   TRACTION   SOCIAL PROOF   PERKS   TEAM   **INVEST NOW**

OWN A PIECE OF THE NEXT BIG NAME IN BEVERAGES

AMASS Brands Group is transforming the $900B beverage industry[1] with premium, health-conscious products for modern lifestyles. With $33M in revenue in 2023, celebrity partners and investors like Katy Perry, Adam Levine, and Derek Jeter, and targeted 3X retail expansion by 2028, we're scaling aggressively. Now is your chance to invest in the future of beverages. Don't miss out.



INVEST NOW

$2.85
Share Price

$999.07*
Min. Investment

SEC FILINGS   OFFERING CIRCULAR   INVESTOR EDUCATION

OUR BRANDS











OF THE BEAST | BODY | GEM&BOLT MEZCAL • DAMIANA | GOOD TWIN ORGANIC • NON ALCOHOLIC • SPARKLING | CHOP SHOP | CALIROSA | NATURAL MERCHANTS FAMILY PRODUCED ORGANIC WINES | A M

HIGHLIGHTS

INVESTMENT HIGHLIGHTS

$33M

IN 2023 REVENUE

1,000%

YEAR-OVER-YEAR REVENUE GROWTH

40,000+

RETAIL ACCOUNTS



NON-GMO
GLUTEN-FREE

2020 LAS VEGAS GLOBAL SPIRIT AWARDS PLATINUM

2019 MILLENIAL SPIRITS COMPETITION DOUBLE GOLD

2020 ULTIMATE SPIRITS COMTETITION 93 POINTS

2020 BARTENDER SPIRITS AWARDS GOLD 91 POINTS

2019 LOS ANGLES INTERNATIONAL SPIRITS COMPETITION GOLD

SUMMER WATER CONSISTENTLY RATED 90+ POINTS BY WINE ENTHUSIASTS

A $900B INDUSTRY[1] RIPE FOR CHANGE

The $900B beverage industry covers a broad spectrum – with specific subsets growing far faster than others. Legacy brands have grown stagnant, leaving untapped opportunities for innovative companies. AMASS Brands is uniquely positioned to scale and expand due to its strategic positioning in the greater beverage industry, disrupting staples and targeting high-growth, emerging categories.

ADULT BEVERAGE MARKET

ALCOHOLIC



The global alcoholic beverages market size was valued at $1,324 billion in 2023 and is projected to reach $1,684 billion by 2030, growing at a CAGR of 3.5% from 2024 to 2030.

LOW ALC/WINE



The global organic wine market size was estimated at $10.80 billion in 2023 and is projected to reach $21.48 billion by 2030, expanding at a CAGR of 10.4% from 2024 to 2030.

NON ALCOHOLIC



The global non-alcoholic spirits market, which includes non-alcoholic RTD cocktails, was valued at approximately $385.4 million in 2023 and is projected to reach $691.1 million, expanding at a compound annual growth rate (CAGR) of 8.7% from 2024 to 2030.

BUSINESS MODEL

DESIGNED FOR MODERN TASTES, BUILT TO SCALE

We target consumers who want natural, health-conscious alternatives for alcoholic and non-alcoholic beverages. And we don't just do so with expertly crafted original drinks – we strategically acquire others that fit our brand and vision. Then, our scalable wholesale platform lets us rapidly bring them to market.

NO/LOW ALC | ORGANIC WINE | CANNABIS/CBD | ZERO SUGAR | LOW ALC











WKND
MARGARITA
AMASS
AFTERDREAM
SUMMER WATER
BODY

WKND | BIOKULT ÖSTERREICH | afterdream | SUMMER WATER | BODY

1/11

THE VISION

AT AMASS BRANDS GROUP, WE'RE BUILDING THE FUTURE OF DRINKS.

Tastes are evolving, palates are developing, values are shifting... and ABG is here to deliver the future of iconic, premium drink brands. Through category innovation, better-for-you-ingredients, and sustainable processes, our ambition is to build the next Top-100 U.S. beverage platform for the next generation of drinkers.



1950-1990

Health & Wellness = **Isolated decisions about diet & exercise**



Jack Daniel's | Smirnoff | Hennessy | Johnnie Walker

2000 - TODAY

Health & Wellness = **A daily lifestyle choice**

THE AMASS OPPORTUNITY

TRACTION

1,000% REVENUE GROWTH

We made $33M in revenue and nearly $5M in net income in 2023 alone, driven by strategic acquisitions and organic growth. Our flagship brands like De Soi and Summer Water are thriving in premium retailers like Whole Foods, SOHO House, and Erewhon. With 1,000% year-over-year revenue growth*, we've proven our ability to scale and dominate emerging categories.


1,000%
YOY REVENUE GROWTH
$33M
IN REVENUE
2023


GOOD
TWIN

DOWNLOAD OUR INVESTOR BRIEF TO SEE OUR FULL BUSINESS PLAN.

Enter your email

DOWNLOAD DECK

BACKED BY DEREK JETER, ADAM LEVINE, AND MORE

AMASS Brands Group is backed by prominent investors and influencers like Derek Jeter, Adam Levine, and First Beverage Group. As a partner, Katy Perry co-founded De Soi with us, helping drive innovation in the non-alcoholic category. These relationships showcase our brand's investment appeal, cultural relevance, and ability to stay ahead of modern tastes and trends.




PERKS

Time Based   Large Investor   Existing Investor

Repeat Investor

Investors can also earn 10% bonus shares if they invest multiple times in this Offering. None of the perks stack with each other, which means 25% is the highest bonus available.

The bonus shares will all be assigned and issued to Investors at the termination of the Offering. The date/time of the signed subscription agreement will be used in identifying the applicability of perks.



DOWNLOAD OUR INVESTOR BRIEF TO SEE OUR FULL BUSINESS PLAN.

Enter your email

DOWNLOAD DECK

INNOVATIVE EXPERTISE CREATES HEALTHY BUSINESSES

Our powerhouse team combines decades of experience in entrepreneurship, product development, and operational excellence, driving AMASS Brands Group toward beverage-industry dominance.









Mark Thomas Lynn
CEO/Co-Founder

- **Versatile Entrepreneurial Leadership:** Demonstrated ability to launch and manage diverse ventures across technology, consumer goods, and lifestyle industries.
- **Proven Track Record of Success:** Founded and scaled multiple innovative brands that resonate with modern, health-conscious markets including co-founding two companies that have IPO'd on Nasdaq and 1 that was acquired by 212 media.
- **Strategic Growth and Innovation:** Expertise in driving business growth and fostering innovation through a broad and dynamic portfolio of companies.

Morgan McLachlan
Chief Product Officer/Co-Founder

- Botanical distilling expert with award-winning innovations in spirits and beverages.
- Pioneered plant-based formulations inspired by her upbringing in the Pacific Northwest.
- Known for blending tradition with experimentation, earning recognition as a leader in botanical distillation and product innovation.

Erin Green
Chief Operating Officer

- Former COO of Winc, where she scaled wholesale operations and expanded national distribution.
- Extensive experience in compliance, operational management, and large-scale logistics.
- Oversees operational functions and national wholesale strategies for sustainable growth.

Ryan Zotovich
VP of Winemaking and Global Sourcing

- Former Senior Director of Winemaking and Global Sourcing at Winc.
- Two-plus decades in the wine industry, including roles at Palmina Wines, Seasmoke Cellars, Joel Gott, and Dreamcôte.
- Oversees all winemaking and sourcing for AMASS Brands Group's wine portfolio.

LED BY A SEASONED EXECUTIVE TEAM

Winery

FAQS

1. Why invest in startups? ⌄

2. How much can I invest? ⌄

3. How do I calculate my net worth? ⌄

4. What are the tax implications of an equity crowdfunding investment? ⌄

5. Who can invest in a Regulation CF Offering? ⌄

6. What do I need to know about early-stage investing? Are these investments risky? ⌄

7. When will I get my investment back? ⌄

8. Can I sell my shares? ⌄

9. Exceptions to limitations on selling shares during the one-year lockup period: ⌄

10. What happens if a company does not reach their funding target? ⌄

11. How can I learn more about a company's offering? ⌄

12. What if I change my mind about investing? ⌄

13. How do I keep up with how the company is doing? ⌄

14. What relationship does the company have with DealMaker Securities? ⌄

JOIN THE DISCUSSION

ABG AMASS BRANDS GROUP

[1] BeverageDaily.com

*Past performance is not indicative of future results.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Privacy Policy